GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 NOV 22 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 November 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

[redacted]

06018654

Dear Sirs,

SUPPL

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 13 November.

Yours faithfully,

S. Miles

Sue Miles

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Enc

PRNUK 1311

dlw 11/22

Regulatory Announcement

Go to market news section

RECEIVED

2006 NOV 22 A 9:3?

Free annual report

EXEMPTION NO.
82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:12 13-Nov-06
Number	PRNUK-1311

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 13 November 2006 it purchased 115,334 of its ordinary shares at a price of 310.9703p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 35,359,142 of its ordinary shares in Treasury and has a total of 705,352,172 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

13 November 2006

END

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